

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 19, 2008

Via U.S. Mail and Fax (231) 933-0757
Mr. Ronald E. Huff
Chief Financial Officer
Aurora Oil & Gas Corporation
4110 Copper Ridge Road, Suite 100
Traverse City, MI 49684

      Re: **Aurora Oil & Gas Corporation**
           Form 10-KSB for the Fiscal Year Ended December 31, 2006
           Filed March 15, 2007
           File No. 1-32888

           Form 10-Q for the Period Ended September 30, 2007
           Filed November 14, 2007

Dear Mr. Huff:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    /s/ Chris White

                    Chris White
                    Branch Chief Accountant